SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Venus Concept, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

92332W105

(CUSIP Number)

Manfred Yu

HealthQuest Capital Management, L.P.

1301 Shoreway Road, Suite 350

Belmont, CA 94002

(650) 486-0801

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jason Ford, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

220 West 42nd Street, 17th Floor, New York, NY  10036

(646) 490-9054

November 18, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92332W105	13D	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthQuest Partners II, L.P. (“HealthQuest II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,712,287 shares (including 1,566,666 shares issuable upon exercise of warrants and 3,350,000 shares issuable upon conversion of preferred stock), except that HealthQuest Venture Management II, L.L.C. (“HealthQuest Management”), the general partner of HealthQuest II, may be deemed to have sole voting power, and Dr. Garheng Kong (“Kong”), the managing member of HealthQuest Management, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
11,712,287 shares (including 1,566,666 shares issuable upon exercise of warrants and 3,350,000 shares issuable upon conversion of preferred stock), except that HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole dispositive power and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,712,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	15.77%[1]
14	TYPE OF REPORTING PERSON	PN

1 Based on 67,584,573 shares of the Issuer’s Common Stock outstanding as of November 8, 2022, as reported on the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 10, 2022, plus 1,750,000 additional shares of the Issuer’s Common Stock issued by the Issuer on November 18, 2022, as reported on the Issuer’s Form 8-K filed with the Securities Exchange Commission on November 18, 2022, plus 1,566,666 shares of Common Stock underlying the Issuer’s warrants held by the Reporting Persons as of November 18, 2022 and 3,350,000 shares of Common Stock issuable upon conversion of 335,000 shares of Voting Preferred Stock held by the Reporting Persons as of November 18, 2022, which are treated as converted into Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 92332W105	13D	Page 3 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthQuest Venture Management II, L.L.C. (“HealthQuest Management”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,712,287 shares (including 1,566,666 shares issuable upon exercise of warrants and 3,350,000 shares issuable upon conversion of preferred stock), all of which are owned directly by HealthQuest II. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole voting power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
11,712,287 shares (including 1,566,666 shares issuable upon exercise of warrants and 3,350,000 shares issuable upon conversion of preferred stock), all of which are owned directly by HealthQuest II. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole dispositive power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole dispositive power over these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,712,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	15.77%[1]
14	TYPE OF REPORTING PERSON	OO

1 Based on 67,584,573 shares of the Issuer’s Common Stock outstanding as of November 8, 2022, as reported on the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 10, 2022, plus 1,750,000 additional shares of the Issuer’s Common Stock issued by the Issuer on November 18, 2022, as reported on the Issuer’s Form 8-K filed with the Securities Exchange Commission on November 18, 2022, plus 1,566,666 shares of Common Stock underlying the Issuer’s warrants held by the Reporting Persons as of November 18, 2022 and 3,350,000 shares of Common Stock issuable upon conversion of 335,000 shares of Voting Preferred Stock held by the Reporting Persons as of November 18, 2022, which are treated as converted into Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 92332W105	13D	Page 4 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Garheng Kong (“Kong”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,762,399 shares (including 45,426 shares represented by options exercisable in full immediately and 4,686 shares represented by options exercisable within 60 days), 11,712,287 (including 1,566,666 shares issuable upon exercise of warrants and 3,350,000 shares issuable upon conversion of preferred stock) of which are owned directly by HealthQuest II. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole dispositive power over the shares owned directly by HealthQuest II, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
11,762,399 shares (including 45,426 shares represented by options exercisable in full immediately and 4,686 shares represented by options exercisable within 60 days), 11,712,287 (including 1,566,666 shares issuable upon exercise of warrants and 3,350,000 shares issuable upon conversion of preferred stock) of which are owned directly by HealthQuest II. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole dispositive power over the shares owned directly by HealthQuest II, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,762,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	15.83%[1]
14	TYPE OF REPORTING PERSON	IN

1 Based on 67,584,573 shares of the Issuer’s Common Stock outstanding as of November 8, 2022, as reported on the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 10, 2022, plus 1,750,000 additional shares of the Issuer’s Common Stock issued by the Issuer on November 18, 2022, as reported on the Issuer’s Form 8-K filed with the Securities Exchange Commission on November 18, 2022, plus 1,566,666 shares of Common Stock underlying the Issuer’s warrants held by the Reporting Persons as of November 18, 2022 and 45,426 shares represented by options exercisable in full immediately by the Reporting Persons and 4,686 shares represented by options exercisable within 60 days by the Reporting Persons, which are treated as converted into Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 92332W105	13D	Page 5 of 9

Statement on Schedule 13D

This Amendment No. 4 (“Amendment No. 4”) amends and restates the Statement on Schedule 13D initially filed on November 18, 2019 and amended on April 7, 2020, June 9, 2020 and February 11, 2022 (as amended, the “Original Schedule 13D”), and relates to the Reporting Persons’ beneficial ownership of shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Venus Concept, Inc. (the “Issuer”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 4 have the meanings ascribed to them in the Original Schedule 13D. This Amendment No. 4 is being filed to update the aggregate percentage of the class of securities of the Issuer owned by the Reporting Persons.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following new paragraphs:

On November 18, 2022, the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”) with certain investors, including HealthQuest II, pursuant to which, on November 18, 2022, the Issuer issued and sold to HealthQuest II an aggregate of 335,000 shares of Voting Preferred Stock (the “2022 Private Placement”). The Voting Preferred Stock will convert into shares of Common Stock on a one for ten basis (i) at the option of an Investor upon delivery of a valid conversion notice to the Issuer or (ii) automatically upon the occurrence of certain events. The Voting Preferred Stock votes with the Common Stock on an as-converted basis.

In connection with the 2022 Private Placement, the Issuer amended the Registration Rights Agreement (as amended, the “A&R Registration Rights Agreement”) to, among other things, include shares of Common Stock issuable upon conversion of the Voting Preferred Stock to be treated as “Registrable Securities” thereunder.

References to and the descriptions of the Stock Purchase Agreement and A&R Registration Rights Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Stock Purchase Agreement and A&R Registration Rights, which are filed as exhibits hereto and is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. The number of shares listed in Row 11 for each Reporting Person includes the 1,566,666 shares of Common Stock of the Issuer issuable upon the exercise of the warrants held by the Reporting Persons and 3,350,000 shares of Common Stock issuable upon conversion of 335,000 shares of Voting Preferred Stock held by the Reporting Persons. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 67,584,573 shares of the Issuer’s Common Stock outstanding as of November 8, 2022, as reported on the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 10, 2022, plus 1,750,000 additional shares of the Issuer’s Common Stock issued by the Issuer on November 18, 2022, as reported on the Issuer’s Form 8-K filed with the Securities Exchange Commission on November 18, 2022, plus 1,566,666 shares of Common Stock underlying the Issuer’s warrants held by the Reporting Persons as of November 18, 2022 and 3,350,000 shares of Common Stock issuable upon conversion of 335,000 shares of Voting Preferred Stock held by the Reporting Persons as of November 18, 2022, which are treated as converted into Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 92332W105	13D	Page 6 of 9

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Agreement of Joint Filing

Exhibit B: Stock Purchase Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-38238), filed with the SEC on November 18, 2022.

Exhibit C: A&R Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (File No. 001-38238), filed with the SEC on November 18, 2022.

CUSIP NO. 92332W105	13D	Page 7 of 9

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2022

HEALTHQUEST PARTNERS II, L.P., a Delaware Limited Partnership

By:	HEALTHQUEST VENTURE MANAGEMENT II, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Garheng Kong
Garheng Kong, Managing Member

HEALTHQUEST VENTURE MANAGEMENT II, L.L.C., a Delaware Limited Liability Company

By:	/s/ Garheng Kong
Garheng Kong, Managing Member

DR. GARHENG KONG

By:	/s/ Garheng Kong
Garheng Kong

CUSIP NO. 92332W105	13D	Page 8 of 9

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing

B	Stock Purchase Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-38238), filed with the SEC on November 18, 2022.

C	A&R Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (File No. 001-38238), filed with the SEC on November 18, 2022.

CUSIP NO. 92332W105	13D	Page 9 of 9

Exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Venus Concept, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.